Siren Biotechnology, Inc (the “Company”) a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Unaudited

Siren Biotechnology, Inc.
Balance Sheets
(unaudited)

	January 31, 2025	February 28, 2025	March 31, 2025	April 30, 2025	May 31, 2025	June 30, 2025	July 31, 2025	August 31, 2025	September 30, 2025	October 31, 2025	November 30, 2025	December 31, 2025
ASSETS	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)
Cash and cash equivalents	17,365	16,606	16,096	15,753	15,000	15,403	15,174	13,405	11,361	10,545	12,525	11,934
Prepaid expenses and other current assets	-	-	-	-	-	-	-	-	-	61	55	50
Total Current Assets	17,365	16,606	16,096	15,753	15,000	15,403	15,174	13,405	11,361	10,605	12,580	11,984
Property and equipment, net	42	41	39	38	36	35	34	32	31	30	28	27
Other assets	8	8	8	8	8	8	8	8	8	8	8	8
TOTAL ASSETS	$ 17,415	$ 16,654	$ 16,143	$ 15,798	$ 15,044	$ 15,446	$ 15,215	$ 13,445	$ 11,399	$ 10,643	$ 12,616	$ 12,018
LIABILITIES AND EQUITY												
Liabilities:												
Accounts payable	480	243	772	528	1,479	1,913	2,248	1,671	362	380	448	377
Credit Cards	-	-	-	-	-	-	-	-	-	-	-	-
Accrued expenses and other current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	480	243	772	528	1,479	1,913	2,248	1,671	362	380	448	377
	0	0	0	0	0	0	0	0	0	0	0	0
Long-term liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	480	243	772	528	1,479	1,913	2,248	1,671	362	380	448	377
Stockholders' equity:												
Preferred stock, $.001 par value	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $.001 par value	0	0	0	0	0	0	0	0	0	0	0	0
Additional paid-in capital	26,738	26,738	26,738	26,738	26,737	28,104	28,103	28,103	28,103	28,180	30,566	30,566
Accumulated deficit	(9,804)	(10,327)	(11,367)	(11,467)	(13,173)	(14,572)	(15,137)	(16,330)	(17,067)	(17,917)	(18,399)	(18,926)
Total Stockholders' Equity	16,935	16,412	15,372	15,271	13,565	13,533	12,967	11,774	11,037	10,263	12,168	11,641
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 17,415	$ 16,654	$ 16,143	$ 15,798	$ 15,044	$ 15,446	$ 15,215	$ 13,445	$ 11,399	$ 10,643	$ 12,616	$ 12,018
	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000	0.0000000

Siren Biotechnology, Inc.
Statements of Operations
(unaudited)

	Year To Date 2025 ('000)	Month Ended January 31, 2025 ('000)	Month Ended February 28, 2025 ('000)	Month Ended March 31, 2025 ('000)	Month Ended April 30, 2025 ('000)	Month Ended May 30, 2025 ('000)	Month Ended June 30, 2025 ('000)	Month Ended July 31, 2025 ('000)	Month Ended August 31, 2025 ('000)	Month Ended September 30, 2025 ('000)	Month Ended October 31, 2025 ('000)	Month Ended November 30, 2025 ('000)	Month Ended December 31, 2025 ('000)
Operating Expenses:													
Compensation and benefits	$1,522	$112	$130	$88	$93	$109	$108	$112	$115	$113	$251	$130	$162
Travel & Entertainment	$62	$6	$1	$14	$5	$16	$2	$2	$2	$3	$2	$5	$5
R&D consulting & outside services	$8,002	$640	$371	$876	$224	$1,628	$1,210	$440	$1,043	$553	$452	$294	$270
R&D lab supplies and equipment	$258	$19	$7	$24	$21	$9	$12	$48	$38	$32	$22	$10	$17
G&A consulting & outside services	$465	$45	$24	$34	$27	$28	$55	$16	$16	$50	$73	$37	$61
Facilities and other administrative	$575	$44	$30	$56	$34	$46	$50	$49	$49	$62	$63	$43	$48
Total Operating Expenses	**$10,884**	**$866**	**$564**	**$1,091**	**$403**	**$1,836**	**$1,437**	**$666**	**$1,263**	**$813**	**$864**	**$519**	**$562**
Operating Income (Loss)	**-$10,884**	**-$866**	**-$564**	**-$1,091**	**-$403**	**-$1,836**	**-$1,437**	**-$666**	**-$1,263**	**-$813**	**-$864**	**-$519**	**-$562**
Other Income (Expense), net	$1,850	**$954**	**$41**	**$51**	**$303**	**$130**	**$38**	**$101**	**$69**	**$48**	**$42**	**$38**	**$36**
Other Income	$1,890	$954	$59	$51	$303	$132	$53	$101	$71	$48	$42	$41	$36
Other Expense	$40	$0	$18	$0	$0	$1	$15	$0	$2	$0	$0	$4	$0
Net Loss	**-$9,035**	**$88**	**-$523**	**-$1,040**	**-$101**	**-$1,705**	**-$1,399**	**-$565**	**-$1,193**	**-$765**	**-$822**	**-$482**	**-$527**

Statement of Cash Flows

Siren Biotechnology, Inc.

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-8,939,966.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1420 Prepaid Insurance	-49,660.24
1440 Other Receivable	6,295.78
1610 Accumulated Depreciation - Lab Equipment	16,662.00
2000 Accounts Payable	-488,877.61
2110 Ramp Card	-18,612.22
2220 Accrued Payroll Expenses	0.00
Accounts Payable (A/P) - EUR	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-US$534,192.29**
Net cash provided by operating activities	**-US$9,474,158.95**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
3200 APIC - Common Stock	1,341,975.70
3210 APIC Preferred Stock - Series A	2,487,646.79
3300 Stock Issue Cost	-1,417.00
Net cash provided by financing activities	**US$3,828,205.49**
NET CASH INCREASE FOR PERIOD	**-US$5,645,953.46**
Cash at beginning of period	**US$17,580,227.79**
CASH AT END OF PERIOD	**US$11,934,274.33**

Monday, April 06, 2026 04:25 PM GMTZ

Siren Biotechnology, Inc
Statement of Changes in Equity

Accounts	2025
Opening Balance of Stockholders' Equity*	16,935
Net Loss	(8,939,967)
Equity Issuance (APIC – Common & Preferred)	3,828,205
Closing Balance of Stockholders' Equity	**11,641**

Siren Biotechnology, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Siren Biotechnology, Inc (the "Company") is a corporation organized on September 14, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.